FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK DISTRIBUTES SAR470.5 MILLION
AS INTERIM DIVIDEND FOR THE FIRST HALF OF 2004

The Chairman of The Saudi British Bank (SABB), Sheikh Abdullah Bin Mohammed Al-Hugail, has announced that the bank's Board of Directors has approved the distribution of a net interim dividend of SAR9 per share after deduction of Zakat. This will result in a total gross interim dividend payment of SAR470.5 million, representing an increase of 25.8 per cent over the same period last year.

Dividends will be credited on Wednesday 14 July 2004 to the accounts of shareholders on the bank's share registry on Tuesday 6 July 2004 who maintain accounts with SABB and whose details are available at the share registry.

Shareholders maintaining accounts with other banks, and who have provided details to the share registry, will have dividends transferred to those accounts. Shareholders who have not provided the share registry with account details should contact their nearest SABB branch with appropriate identification to receive their dividends. They may also provide the share registry with details of their accounts to enable the bank to credit dividends to those accounts in the future.

Note to editors:
The HSBC Group

The Saudi British Bank is a 40 per cent, indirectly-held associate of HSBC Holdings plc. The HSBC Group is headquartered in the UK and serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: June 28, 2004